UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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VERA BRADLEY, INC.
(Exact name of registrant as specified in its charter)
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Indiana	001-34918	27-2935063
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12420 Stonebridge Road, Roanoke, Indiana	46783
(Address of Principal Executive Offices)	(Zip Code)
John Enwright, Chief Financial Officer    (877) 708-8372
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

The terms “Company” and “Vera Bradley” refer to Vera Bradley, Inc. and its subsidiaries, except where the context requires otherwise or where otherwise indicated.

Vera Bradley manufactures or contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as handbags, accessories, and luggage and travel items. The Company determined that certain of its products may have zippers, fasteners or other components and materials, which are necessary to the production or functionality of its products, that may contain 3TG.

As these materials are necessary to Vera Bradley’s products, the Company is dedicated to tracing the origin of these metals with the goal of ensuring that our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo and adjoining countries.

Conflict Minerals Disclosures

Vera Bradley has concluded in good faith that during calendar year 2020,
a)    Vera Bradley manufactured or contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) may be necessary to the functionality or production.
b)    Based on a Reasonable Country of Origin Inquiry (“RCOI”) and subsequent due diligence, Vera Bradley does not have concrete findings on whether its sourcing practices directly or indirectly fund armed groups in the Covered Countries (as defined in Exhibit 1.01). Vera Bradley has, however, found no reasonable basis for concluding that its suppliers sourced 3TG that directly or indirectly finance or benefit armed groups.

This Specialized Disclosure Form and the associated Conflict Minerals Report are posted in the “Customer Service” section, under “Supply Chain,” of the Company’s website at www.verabradley.com.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vera Bradley, Inc.

Date: June 1, 2021	By:	/s/ John Enwright
John Enwright Chief Financial Officer